02045334

EXECUTED COPY

PE 7/10/02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

July 2, 2002

Compañía de Telecomunicaciones de Chile S.A.

(Exact name of registrant as specified in its charter)

Telecommunications Company of Chile

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(562) 691-2020
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

COMPAÑÍA DE TELECOMMUNICACIONES DE CHILE S.A.

TABLE OF CONTENTS

Telefónica

CTC CHILE

News Release
FOR IMMEDIATE RELEASE
For more Information Contact:

Gisela Escobar - Verónica Gaete
M.José Rodríguez – Florencia Acosta
Telefónica CTC Chile
Tel.: 562-691-3867
Fax: 562-691-2392

E-mail:
gescoba@ctc.cl, vgaete@ctc.cl
mjrodri@ctc.cl, macosta@ctc.cl

Richard Huber – Mariana Crespo
Thomson Financial/Carson
Tel:212-701-1830

E-mail:
richard.huber@tfn.com
mariana.crespo@tfn.com

TELEFONICA CTC CHILE ANNOUNCES 2002 COLLECTIVE BARGAINING PROCESS

(Santiago, Chile –July 1, 2002) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announces that, as part of its collective bargaining process, it has reached an agreement with 1,386 of its 5,141 employees involved in this process, represented by 23 different labor unions. The negotiations, which began over a month ago, seek to establish the conditions of the new collective labor contracts that will replace those that were in effect for the four-year period ended June 30, 2002.

The agreements that have been reached include the total personnel of the subsidiaries Telefónica Mundo and Globus, as well as 82% of Telefónica Móvil, among others. Furthermore, certain unions, representing in total 474 people, have requested the mediation of the Labor Inspection in their negotiations with the Company, which is normal procedure under the circumstances and may prevent or delay a possible strike of these unions.

A group of 3,281 employees, represented by one group of 10 labor unions, went on strike as of Monday, July 1st. This group includes personnel in the commercial and technical areas, among others.

While there can be no assurances as to the length or resolution of any strike or the effect that a lengthy strike would have on the Company's operations, Telefónica CTC Chile has in place a contingency plan that, unless there are any sabotage activities on the Company's installations, will allow the Company's services to remain operational for its customers. Furthermore, Claudio Muñoz, CEO, stated "Management permanently maintains its disposition to communicate with the Company's employees in order to reach agreement in this process".

Among the main issues proposed by the Company and agreed upon with the labor unions that have already signed their new contracts were the adjustment of severance indemnities to market conditions, the application of differentiated salary readjustments in order to adjust the compensation levels of part of the Company's workforce to market levels, and the application of an annual bonus payment based on results. The contracts proposed by the Company are for a two-year period, with the exception of Telefónica Móvil, Telefónica Mundo and Globus, which have three-year contracts.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2002. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

By: ______________________

Julio Covarrubias F.
Chief Financial Officer

Date: July 2, 2002